PRUDENTIAL INVESTMENT PORTFOLIOS 2

PGIM Core Conservative Bond Fund

AMENDMENT TO MANAGEMENT AGREEMENT

This Amendment to Management Agreement, effective as of July 1, 2024, is entered into between PGIM Investments LLC (the “Manager”), a New York limited liability company, and Prudential Investment Portfolios 2, a Delaware statutory trust (the “Trust”), on behalf of its series, PGIM Core Conservative Bond Fund (the “Fund”).

WHEREAS, the Manager entered into a Management Agreement (the “Management Agreement”) with the Trust, on behalf of the Fund, dated November 1, 2016; and

WHEREAS the Trust and the Manager have mutually agreed to revise Schedule A of the Management Agreement with respect to the Fund, in order to reduce the management fee rate pursuant to which the Trust compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement.

NOW THEREFORE, the parties mutually agree as follows:

1.Effective July 1, 2024, the management fee rate appearing in Schedule A of the Management Agreement is hereby revised as follows with respect to the Fund:

Fund	Annual Fee Rate
PGIM Core Conservative Bond Fund	0.19% on average daily net assets

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENT PORTFOLIOS 2

Signed: /s/ Stuart S. Parker

Stuart S. Parker, President

PGIM INVESTMENTS LLC

Signed: /s/ Scott E. Benjamin

Scott E. Benjamin, Executive Vice President